

Mail Stop 3561

October 5, 2017

Via E-mail
James R. Ficarro
Chief Operating Officer
NRE Delaware, Inc.
125 Park Avenue
New York, NY 10017

> **Re:** **NRE Delaware, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 8, 2017**
> **CIK No. 0001690680**

Dear Mr. Ficarro:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We have referred your response to comment 4 of our December 23, 2016 letter to the Division of Investment Management. The Division of Investment Management is reviewing your response. We may have further comment.

JOBS Act, page 11

2.   We note your statement that you are an emerging growth company and that you expect your 2017 revenues to be in excess of $1.07 billion. However, it appears that for the year ended December 31, 2016 your revenues exceeded $1 billion. Please revise here and elsewhere to clarify, if true, that you no longer qualify as an emerging growth company

and explain when you believe you will stop providing "certain reduced public company reporting."

Management's Discussion and Analysis

Contractual Obligations and Commitments, pages 90 and 109

3.   Please revise to include all known contractual obligations specified in Item 303(a)(5) of Regulation S-K.

Compensation Discussion and Analysis, page 143

4.   We note your revised disclosure and response to comment 6. You refer to "'performance-based' compensation," state that a significant portion of compensation "should continue to be linked to the achievement of business goals" and state that plan awards may be based on "financial performance measures." Please clarify whether any performance goals or targets had been set for the 2016 fiscal year and identify any such metrics. Currently it appears the compensation committee considered earnings performance and other business goals in determining bonuses but did not set any specific goals or targets to be met.

Newmark Knight Frank Combined Financial Statements

Notes to Combined Financial Statements

Note 9. Related Party Transactions

Loans, Forgivable Loans and Other Receivables from Employees and Partners, pages F-28 and F-56

5.   We note the loans and receivables balance roll forward schedule provided in your response to comment 8. The compensation expense amounts for fiscal years 2016 and 2015, and the six months ended June 30, 2017 presented in the balance roll forward do not appear to be consistent with your disclosure of compensation expense for the employee loans on pages F-29 and F-56. Please reconcile these differences. In addition, you explain that the increase in compensation and employee benefits expense in 2016 was partially offset by a $27.7 million decrease related to the estimated recovery of employee loans on page 85. Please reconcile this impact to the compensation and employee benefits expense in 2016 and to the amounts presented in the loans and receivables balance roll forward schedule.

Berkeley Point Financial LLC Financial Statements

Independent Auditor's Report, page F-63

6.   Please make arrangements with Berkeley Point's auditors for them to revise their report to:
   - Reference standards of the Public Company Accounting Oversight Board (United States), rather than just their auditing standards, if true, and
   - Provide the city and state where the report was issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

Newmark Knight Frank (including Berkeley Point) Combined Financial Statements

Independent Auditor's Report, page F-111

7.   The principal auditor's report states that other auditors audited 61% of total assets in 2016. Please make arrangements with your auditors for them to tell us how they determined they met the requirements to serve as principal auditor for 2016. Refer to PCAOB AS 1205.

Exhibits, page II-5

8.   We note your response to comment 9 and reissue the comment in part. On page 133 you disclose that your "cross-selling efforts with Knight Frank will lead to continued growth" and that expansion of your international operations may be subject to contractual restrictions. It is still unclear why you believe the agreement with Knight Frank should not be filed as an exhibit. Please provide further analysis as to why you believe the agreement is not material under Item 601(b)(10) of Regulation S-K.

9.   Please advise us if you will be a party to the revolving and term loan agreements in connection with the Berkeley Point acquisition.

        You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Stephen M. Merkel
        BGC Partners, Inc.

        David K. Lam
        Wachtell, Lipton, Rosen & Katz